# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Listed Funds Trust, CIK 0001683471
CUSIP: 53656F425
Title of class of securities: Alexis Practical Tactical ETF
Address of issuer's principal executive offices: 615 E. MICHIGAN STREET, MILWAUKEE, Wisconsin (WI), 53202
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001818391

## Reporting persons
- Independent Solutions Wealth Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 337,755; shared dispositive power 0; aggregate amount beneficially owned 337,755 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Listed Funds Trust
Address of issuer's principal executive offices:
615 E. MICHIGAN STREET
MILWAUKEE, WISCONSIN
53202

## Item 2. Person Filing
Name of person filing: Independent Solutions Wealth Management, LLC
Address of principal business office or, if none, residence:
305 Spindrift Drive
Williamsville, New York
14221
Citizenship: Independent Solutions Wealth Management, LLC - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 337,755
Percent of class: 9.9
Sole power to vote or to direct the vote: Independent Solutions Wealth Management, LLC - 0
Shared power to vote or to direct the vote: Independent Solutions Wealth Management, LLC - 0
Sole power to dispose or to direct the disposition: Independent Solutions Wealth Management, LLC - 337,755
Shared power to dispose or to direct the disposition: Independent Solutions Wealth Management, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Independent Solutions Wealth Management, LLC: Michael F. Zimmer, COO (02/14/2025)